Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Localive, LLC
1767 Lakewood Ranch Blvd, #225
Bradenton, FL 34211
www.localive.com

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Localive, LLC
Address: 1767 Lakewood Ranch Blvd, #225, Bradenton, FL 34211
State of Incorporation: FL
Date Incorporated: July 15, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Membership Units when the company raises $500,000.00 in a qualified equity financing.
Maturity Date: October 31, 2020
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 4.0%
Minimum Investment Amount (per investor): $300.00

Terms of the underlying Security

Underlying Security Name: Membership Units

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

The rights and preferences of the securities issued upon conversion will be determined upon the the sale of the securities in the Qualified Financing.

Amount to be authorized prior to conversion: 10,000,000

The Company and its Business

Company Overview

Introducing Localive, the world's first On-Order Livestreaming Platform. By accessing Localive, users create their own revenue generating HD quality livestreams of games and events from anywhere, at any time, and in real time without the need for costly infrastructure. Teams, leagues, and organizations can preschedule on the platform. Individual "viewers" can interact with available "streamers" in each market to order livestreams of specific events. Never miss your kid's games or events again. Watch LIVE, in real time or on replay when you can't be there, access the Localive social network to create and share highlights and submit them for daily, weekly, and monthly rewards. It's a cross-generational, international marketplace and community centered around the world's most sought-after content! These are the moments you NEED to be a part of, and Localive takes you there.

Competitors and Industry

There are several sport or event specific livestreaming service providers, all of whom are limited by one of the following areas: 1. Infrastructure and/or staffing at the venue. This limits their overall market to places that are willing to invest in seldom used technology and the overhead associated with staffing all of your livestreaming events. Localive is ubiquitous; even in low-bandwidth environments users can generate high quality livestreams from anywhere to anywhere with just their everyday device. We believe our ability to scale is virtually limitless. 2. Inferior content delivery technology. Latency (the time between the live action and when the viewer receives the content) is a major issue in this industry. Often times those watching the livestream are talking or texting with someone at the event. Even major network livestreams (ex. ESPN) experience anywhere between 10 and 45 seconds of delays, says Venturebeat. The Localive platform delivers the content with latency of 1 seconds. 3. Focused on a specific sports market: There are scoring systems (without the video content) that focus only on specific sports. There are countless stats-driven/video analysis sites where shots and swings can be captured and analyzed. Localive is sports/event agnostic. We provide the same capability regardless of skill level, age group, or sport. 4. Business model constraints. Most existing livestreaming options, whether they are sport or venue specific, are strictly livestreaming services charged through subscriptions or monthly fees for the organization. For Localive, the livestream is just the beginning. Aside from our more flexible pay-per-view option we are fully integrating our social media component supported by our rewards program and expansion of our on-order system. 5. Lack of Revenue Sharing: To our knowledge there is no other platform or service that provides revenue share to those involved in the livestreaming process. This, along with the quality off the livestreams (ex. FB, Periscope) dramatically limits the viral growth potential of their offerings due to lack of incentive for those creating, managing, and sharing the livestream content. Summary: There are some great livestreaming productions by major networks for professional and top-tier collegiate programs and there are other offerings in the marketplace that address the needs of a specific segment or service (ex. scoring) of Localive's target user. However, it is our belief that they are all limited by one or more of the aforementioned limitations.

Current Stage and Roadmap

Currently, the Localive platform is in Advanced beta. Over the past 2 years we have continued with our Proof of Concept initiative, which has included business model testing and implementing pricing, interface, and technical development changes and improvements over the past two years to the point we are now at MVP status with iOS devices. Going forward our most immediate actions will focus on entering new markets through relationships with organizations, leagues, teams, high-profile Pay-Per-View events and original content. From there we will leverage into everyday use within the communities now exposed to Localive as viewers. Next, we'll use highlights and rewards programs to spur activity within the Localive social community and use the expanded cache of streamers in local markets to increase our proprietary on-order livestreaming platform.

The Team

Managers

Name: Christopher Dyson

Christopher Dyson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager
  Dates of Service: July 15, 2016 - Present
  Responsibilities: Lead executive on all matters

Other business experience in the past three years:

- **Employer:** Howtomanageasmalllawfirm.com
  Title: Director
  Dates of Service: October 11, 2009 - May 15, 2016
  Responsibilities: Lead sales, business advisor, and program development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Localive, LLC (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential

investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our mobile application, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company has arbitrarily set the price of the Securities.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. No valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing. Based on the Offering price of the Securities, there is no pre-Offering value ascribed to the Company. The valuation cap should not be interpreted as the Company's valuation.

The transferability of the Securities you are buying is limited

Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units or membership interests back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible notes in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage, upon conversion of the convertible notes, would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the convertible notes. Interest on debt securities could increase costs and negatively impact operating results. A preferred class of membership interests could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred membership interests could be more advantageous to those investors than those received by the holders of convertible notes upon conversion. In addition, if we need to raise more equity capital from the sale of membership interests, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per membership interest.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of Florida on July 15, 2016 . Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent Christopher Dyson, Managing Member and Chief Executive Officer from July 15, 2016 to present of the Company, its Chief Marketing Officer, and current key Advisors. The loss of Christopher Dyson or any future managing member of executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on key individuals in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Christopher Dyson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our application and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

The Localive platform is used to create and share media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently keep our platform a viable place to create, market and distribute livestreamed events, entertainment, interviews and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our overall content creation, delivery, and sharing capability, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Our failure to deliver high quality solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our advertising and marketing efforts may be costly and may not achieve desired

results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Through our operations, we will collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Dyson	2,160,000	Membership units	36.0
David Jeffrey Berry	2,040,000	Membership units	34.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Membership Units.

Membership Units

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

Each Member shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under the Operating Agreement, except as otherwise provided by the Operating Agreement or as otherwise required by the Florida Revised Limited Liability Act or applicable law. Matters specifically enumerated in the Operating Agreement for Unit holder vote of the Members of at least majority of a percentage interest in the Company, include but are not limited to elections and removal of the Manager, terminating capital transactions, mergers and consolidations, admission of additional members, amendment of the Articles of Organization and/or the Operating Agreement, the transfer of membership units, dissolution, and increase of capital contributions.

Material Rights

Each Member does not have the right or power to withdraw from membership in the Company without the consent of the other Members by vote thereof holding at least a majority of the membership interests outstanding in the Company. ROFR: At any time, subject to the terms of the Company's Operating Agreement, each Member shall have a right of first refusal if any other Member receives and desires to accept a bona fide offer that the offering Member desires to accept to transfer all or any portion of the Membership Units it owns. Restrictions on Transfer: Except as specifically limited in the Company's Operating Agreement, a Member may transfer all or a portion of any rights with respect to its Membership Interests to another person only upon (i) a vote of the Members holding at least a majority of the membership interests outstanding in the Company, and (ii) the execution by the transferee of a joinder agreement to the Company's Operating Agreement satisfactory to the Manager.

What it means to be a minority holder

As an investor in convertible notes of the Company, you will own 0% of the Company at closing. Upon conversion of your convertible note, if ever to occur, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional securities, including convertible notes and units of membership interests. In other words, when the Company issues more securities, the percentage of the Company that you own, upon conversion of the convertible notes, will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of units of membership interests outstanding could result from an offering of membership interests (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), or by conversion of certain instruments (e.g. convertible notes, SAFEs, convertible bonds, or warrants) into units of membership interests.

If the Company decides to issue more units of membership interests, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note

Final amount sold: $100,000.00
Use of proceeds: Corporate development, tech development
Date: August 05, 2016
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 360,000
  Use of proceeds: Tech development
  Date: October 03, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: Product development and pilot programs
  Date: June 05, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Tech development, monthly fees, pilot programs
  Date: August 02, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 120,000
  Use of proceeds: Monthly fees, compensation
  Date: February 15, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $4,000.00
  Use of proceeds: pilot programs
  Date: July 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: compensation, cost reimbursements
  Date: May 16, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note

Final amount sold: $5,000.00
Use of proceeds: compensation, expense reimbursement
Date: August 23, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of the offering documents we have expended most of our capital with the exception of slightly less than $10,000 in liquid cash. This has covered all development to date and allows us to put the MVP into the market with certain pilot events. Our current operational "burn rate" is extremely low with only server capacity and subscriptions to deal with on a monthly basis. We have not applied for any lines of credit, credit cards or have any outstanding debt. All capital raise efforts have been focused on this crowdfunding initiative

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
This campaign is our primary focus for the immediate needs of the company. We have other sources of capital that do not provide the same strategic advantages and marketing capability of this crowdfunding initiative.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The raising of additional capital is necessary to the long term viability of the company and we feel that this campaign is the most strategically advantageous. If we chose not to do this campaign we would continue with other fundraising options to get us to the

value of our existing and pending client/strategic partner agreements based on the pricing structure (PPV per livestream view). Localive owns the application and the code for the application which is the first marketplace platform for connecting registered viewers and streamers in all markets in addition to the Localive.com domain and trademark. We also have existing and pending agreements with local, regional, and national organizations to implement Localive in their regular and tournament settings generating PPV revenue with each livestream and agreements to create special PPV events with high-profile coaches and trainers marketed through an existing social media network with over 4 million total followers (Twitter and Instagram combined). We have also factored in the estimated increase in direct (streams), indirect (sponsors and advertising), and overall corporate value (estimated per-user value) achieved as a direct result of the next-stage and broader scope offerings made possible by a portion of the overall capital being raised in this initiative.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%
  Specific launch and PPV events getting Localive into new markets

- *Research & Development*
  50.0%
  Improvement of iOS app and development of web and droid based app

- *Working Capital*
  19.0%
  Admin expenses and on-site expenses during launch events

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%
  Expansion of launch events in new markets and PPV events, remarketing to new users about expanded use of Localive in their communities

- *Research & Development*
  50.0%

next stage of corporate and technical development

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
With the minimum raised we would be able to extend our current operations for one year but we would not be able to address many of the targeted technical and operational development items. Although we could sustain for one year it would be at a lower level of revenue and customer acquisition growth than we have projected or desire.

How long will you be able to operate the company if you raise your maximum funding goal?
With this amount raised we will be able to cover the immediate, prioritized initiatives and sustain and expand revenue generating operations as a result of those initiatives. Without any future revenue we would be able to operate for this remaining year and another 9-10 months. However, if as projected we were to begin generating revenues as a result of these initiatives we would be able to sustain at a certain level well beyond that period. Please note, that once we achieve the "next level" with these prioritized items we may determine it is best to raise more capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
At this time we have not identified any future sources of capital but we have begun to look at larger raises based on the newly expanded level of capabilities, value, and revenue production. This could be done by additional crowd funding or more traditional venture level investment.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $6,000,000.00

Valuation Details: Existing agreements, technology and product advancements, strategic partnerships, user adoption during pilot programsFair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The valuation for Localive was determined by estimating the fair market value of existing proprietary assets (technology, trademarks, domain names)and the

Finish development of web based and droid application

- *Operations*
19.0%
Admin expenses related to capturing users, disbursing funds, and remarketing

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.localive.com (Homepage).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/localive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Localive, LLC

[See attached]

I, Christopher Dyson CEO of Localive, LLC hereby certify that the financial statements of Localive, LLC and notes thereto for the periods ending December 31, 2016 and ending December 31, 2017 included in this Form C offering statement are true and complete in all material aspects and that the information below reflects accurately the information reported in our federal income tax returns. For the year 2017 the amounts reported on our tax returns were income of $2,042, taxable income of $0 and total tax of $0.

In WITNESS THEREOF, this Principle Executive Officer's Financial Statement Certification has been executed as of August 15, 2018

DocuSigned by:

Signature: Christopher Dyson

D37701A0E6FD401...

Title: ____CEO____________________

Date: ___October 1, 2018____________________

2

Localive

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS
ENDED
December 31, 2017 and 2016**

Localive
Index to Financial Statements
(unaudited)

Localive, LLC
BALANCE SHEET
DECEMBER 31, 2017
AND 2016 (unaudited)

Assets	12/31/2017	12/31/2016
Cash	$382	$0
Equipment	1,767	0
Corporate Assets	1,282,700	0
Proprietary App Code		
Listed, Registered App		
Logo, Trademarks		
Working, revenue generating platform		
Affiliate Agreements		
Total Assets	$1,284,849	$0

Liabilities & Owner's Equity

Liabilities		
Notes Payable	$0	$0
Accounts Payable	0	$0
Total Liabilities	$0	$0
Retained Earnings	-55,641	$0
Capital and Shareholder's Value	1,340,490	
		$0

Localive, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)

Localive LLC
Profit & Loss Statement
For Year Ended December 31, 2017

	12/31/2017	12/31/2016
Cash Basis		
Income:		
Sales	$2,042	$0
Goss Profit	$2,042	$0
Expenses:		
Consultant	$36,803	$0
Dues and subscriptions	$3,094	$0
Fees	$594	$0
Legal and professional	565	$0
Marketing	2,080	$0
Streamer fees	7,855	$0
Travel	2,642	$0
Tech chop	1,200	$0
Video	2,850	$0
Total Expenses	$57,683	$0
		-
Net Income (loss)	$55,641	$0

Localive, LLC
Cash Flow Statement
FOR THE YEARS ENDED DECEMBER 31,
2016 AND 2017 (unaudited)

	12/31/2017	12/31/2016
Cash Flow from Operating Activities		
Cash received from customers	$2,042	$0
Cash paid to suppliers, staff & employees	$90,788	$0
Consulting, Tech Development, On-site staff, marketing, travel		
Cash generated from operating activities	($88,746)	$0
Dividends Received	$0	$0
Interest received	$0	$0
Interest paid	$0	$0
Taxes	$0	
Net cash flow from operations	$0	$0
Cash Flow from Investment		
Equipment purchases	$1,767	$0
Equipment replacement	$0	$0
Proceeds from equipment sales	$0	$0
Net cash flow from investment	$0	$0
Cash Flow from Financing		
Proceeds from capital contributed	$85,000	$0
Proceeds from loans	$0	$0
Loan payments	$4,000	
Net cash flow from financing	$81,000	$0
Net Increase/Decrease in Cash		
Cash from beginning of period	$5,490	$0
Total cash at end of period	$0	$0

Localive, LLC
Capitalization Table
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)

Capitalization Table	2,000,000 Shares Outstanding	
Owner	# of Common Stock Shares	% of Common Stock Shares
Christopher Dyson	681,000.00	34.05%
Christopher Anderson	194,000.00	9.70%
David Jeffrey Berry	677,000.00	33.85%
Gerard Coughlin	58,200.00	2.91%
Available for allocation	389,800.00	19.49%
	2,000,000.00	100.00%

NOTE 1 – NATURE OF OPERATIONS

Localive, LLC, was formed on July 15, 2016 ("Inception") in the State of FL. The financial statements of Localive, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bradenton,FL.

[Localive _   [Localive is a platform for Scheduled and On-Order games and events from anywhere at anytime and in real time.

Localive has removed the barrier of infrastructure to allow high-quality, consistent, real time livestreaming from anywhere so parents, families, and friends can watch their kid's games LIVE in real time, on replay, and a chance to get full downloads of their favorite games. NEVER miss your   kid's   game   again.

The easy to use platform brings "streamers" and viewers together in a way that creates revenue streams   for   organizations,   teams,   and   individuals.

Players earn rewards for Best Highlight, Streamers earn rewards for number of games streamed and quality rankings, Viewers earn rewards for each game they watch!

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The valuation for Localive was determined by estimating the fair market value of existing proprietary assets (technology, trademarks, domain names) and the value of our existing and pending client/strategic partner agreements based on the pricing structure (PPV per livestream view).

Localive owns the application and the code for the application which is the first marketplace platform for connecting registered viewers and streamers in all markets in addition to the Localive.com domain and trademark. We also have existing and pending agreements with local, regional, and national organizations to implement Localive in their regular and tournament settings generating PPV revenue with each livestream and agreements to create special PPV events with high-profile coaches and trainers marketed through an existing social media network with over 4 million total followers (Twitter and Instagram combined). We have also factored in the estimated increase in direct (streams), indirect (sponsors and advertising), and overall corporate value (estimated per-user value) achieved as a direct result of the next-stage and broader scope offerings made possible by a portion of the overall capital being raised in this initiative.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Viewer payments from livestreams, viewer payments for full downloaded versions of the livestreams, sponsored PPV special events, and advertising when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

No debt

NOTE 4 – COMMITMENTS AND CONTINGENCIE

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. No commitments and contingencies

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of _ shares of our common stock with par value of $5. . As of 2,000,000

August 15, 2018 the company has currently shares of our common stock. issued 1,612,000

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 15], 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



This offering is not live or open to the public at this moment.

0
Investors

$0.00
Raised of $10K - $107K goal

♡

Localive
Streaming Platform for Youth Sports

🔵 Small OPO   🏠 Bradenton, FL
🏷 Consumer Internet
📍 US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Why can't I get my kid's game on my phone?

The frustrated question that launched a movement.

Introducing Localive, the world's first On-Order Livestreaming Platform. By accessing Localive users create their own revenue generating HD quality livestreams of games and events from anywhere, at any time, and in real time without the need for costly infrastructure. Teams, leagues, and organizations can preschedule on the platform. Individual "viewers" can interact with available "streamers" in each market to order livestreams of specific events.

Never miss your kid's games or events again. Watch LIVE, in real time or on replay when you can't be there. Access the Localive social network to create and share highlights and submit them for daily, weekly, and monthly rewards.

These are the moments you NEED to be a part of and Localive takes you there.

Invest in Localive



EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Youth Sports and Activities are a massive industry, with a national (and worldwide!) reach, wide demographics, and accelerating growth. But as this community expands, work, expenses, dealing with multiple kids, or just living out of state make it impossible to get to every game in person. Every game that's missed is a moment you'll never get back.



Enter Localive.

We've created a UBIQUITOUS platform and marketplace to deliver the most important content to an emotionally connected group of viewers: we're giving organizations and individuals the ability to stream and watch every one of their games from anywhere, to anywhere, at any time, in REAL TIME and with access to replays and the option of full downloads to keep. But that's just Step 1.



After the high-quality viewing experience we'll allow streamers, viewers, and these athletes to create their own highlights, share and post them across the Localive social network and submit them to be voted on for highlight of the day, week, and month! We'll provide rewards by sport, event, region, and more. We're creating a NEW type of non-political network that crosses generational and geographical boundaries!

You can watch pro and top-tier college sports just about anywhere. But the community of parents, friends, grandparents, and loved ones can't get the one thing they feel a *visceral* need to watch... their kid's games. Localive will bring major league type access to every field, every court, and everyone. And we're doing it in a way that creates revenue, rewards, and incentives for all involved.

The Offering

Convertible Promissory Notes

Note converts to Membership Units when the company raises $500,000 in a qualified equity financing.

Maturity Date: 10/31/2020

$6,000,000 Valuation Cap

20% Discount Rate

4% Annual Interest Rate*

What is a Convertible Note?

A convertible note offers you the right to receive Membership Units in Localive. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $6,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Membership Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding Membership Units of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

 This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Localive is the world's first platform for Scheduled and On-Order games and events from anywhere, at anytime, and in real time.

Meet Localive

"I am the parent of four kids that were/are all into multiple sports and activities. No way my wife and I could be there for everything. And trying to get an update from your spouse is a recipe for tension! While it's great to watch pro and college games on my device... I have a true emotional reaction to watching my kids play. So does every parent, relative, and friend. Every parent and kid deserves the same opportunity regardless of how good they are, what level they're at, or where they live.

In order to bring this to life it was critical to create business model that was scalable, sustainable, and created

We're here to make sure that nobody EVER misses their kids' games or events again.

Localive is removing the barrier of infrastructure for high-quality, consistent, real-time livestreaming from anywhere even in low-bandwidth environments.

We're here to make sure EVERYONE shares in Localive's success.

But our platform is more than just a streaming service. It brings both streamers and viewers together in a way that creates value for viewers and revenue streams for organizations, teams, individuals, and charities. All revenue from every reasonably priced pay-per-view stream or subscriber is shared with either the team, league, or individual streamer, or allocated to a charitable organization.

incentives (financial or otherwise) for EVERYONE in the process, and we've done that"

Chris Dyson
CEO and Founder



In addition to user-generated livestreams, Localive AND Individuals will be creating Original Programming and Content on the Localive Platform. We're working directly with high profile trainers and personalities in talent-slanted revenue share programs so they can access worldwide markets and keep more of their revenue.

And as part of our overall corporate mission, a portion of all proceeds go the V Foundation's Buster and Kristen Posey pediatric cancer research initiative. Because sustainable, constant revenue is the best way to make a meaningful impact.

We're engaging with and rewarding EVERYONE in our livestreaming ecosystem!

Players create, share, and earn rewards and additional prizes and recognition through votes for Best Highlight. **Streamers** can earn rewards for the number of games streamed and quality rankings. Plus, our **Viewers** can earn rewards for each game they watch! We are creating a worldwide, multi-generational, non-political community of youth athletes, families, and friends sharing content, highlights and stories and competing in ways that matter to them.

The First Of Our Kind

The more expansive and expensive youth sports and activities get the stronger the demand for flexible live and replay watching becomes. There is no available platform of which we're aware that allows parents to not miss these games and performances at all levels and in all locations and use that as a doorway to sharing, rewards, and recognition. We're filling that void.

21.5 Million kids between ages 6 and 17 are playing organized team sports

ESPN

60% of boys and 47% of girls are already on teams by age 6

ESPN

51%/36% of suburban boys/girls in grades 3 to5 **play on at least 3 teams**

ESPN











How We'll Make Money

Livestreams

- Reasonably priced pay-per-view (ex. $2.99) for each stream with limited-time replays
- Longer term replay and full downloads available for additional fees
- Sponsors will pre-pay for the team, league, or organizations' viewers
- We'll add pregame, in-game, and postgame advertising
- We'll have a general "segment and location" sponsors
- We'll offer tiered subscription programs
- We'll offer Special Events and Master-Class training sessions for special pay-per-view prices.
- Premium pricing for individual On-Order livestreams

Social Media

- Tiered subscriptions will give access highlights program, rewards programs
- We'll incorporate advertising and sponsors into the community pages
- Overall enhancement of corporate value based on the number and loyalty of social community members

Where we are now

Our Development stage Currently; Advanced Beta. Proof of concept and model testing over 2 years. Now at MVP status (iOS only). Future: Expand our pilot strategy of entering new markets through relationships with organizations, leagues, teams to stream their games on Localive and work with high-profile individuals in various sports to create pay-per-view events and original content then; Leverage into everyday use within the communities now exposed to Localive. From there our gamification strategy (highlights and rewards programs) will spur an active and continuous social community; then our large cache of individual streamers in local markets will expand our On-Order capacity

---

Our Future

We've already added over 1,200 app downloads on iTunes from our beta tests and we're scrambling to keep up with the demands from countless individuals, teams and organizations hoping we'll provide our service to them. So, what's next?



First, we'll build our reach. We'll continue marketing to organizations, leagues, facilities, and teams – growing our network of Localive communities and expand to Android and web-based operating systems. We think this will lead to faster adoption rates amongst new users and team members in local communities. By default, with every single livestream, our out-of-area viewers would jump us into new markets.



Once we see our audience numbers start to climb, we'll integrate the social community and gamification components of our platform. Streamers, Viewers and Athletes will be able to make self-generated highlights shared through the Localive site and app. They will be able to win daily, weekly, monthly, annual awards from sponsors and advertisers, and more. We'll bring participation to our platform across all demos, all age groups, and communities worldwide!

Invest In Localive

Join us as our platform brings youth sports and events to the smartphones, tablets, and TV's of wanting family and friends. Through our marketing campaigns and natural geography-jumping nature we're planning to see viral growth as prospective users experience the wonder of these live events in real time with the chance to hold on to them forever.



We've already begun to grow faster than we anticipated. As word of mouth spreads, and downloads increase, we need to create the infrastructure that will allow us to stream the countless organizations from which we've had requests. Additionally, we'll seek to recruit individuals to help us with direct sales to high profile-high member organizations, add on-site, grass-roots support and our social media marketing campaign.

We're able to garner high-profile endorsements, which will drive our automated downloads and adoption. Our co-marketing agreement with the V foundation and high-profile individuals in certain sports provides us with brand recognition and access to high integrity individuals and organizations during this important early growth stage.. We believe our business is poised for growth, and we hope you'll join us as we serve a market long neglected.



Let's Go!

July 2016

Localive Officially Launches

August 2016

First Product Test Trial

November 2016

First Seed Capital Raised

February 2017

v1.0 App launched for test case

August 2017

Full integration of low latency, low bandwidth streaming technology

October 2017

Launch of V.2 test version of iOS

January 2018

Launch of MVP and a series of successful pilot programs

June 2018

Games being streamed on Localive watched in 35 states and 6 countries

August 2018

Co-Venture Agreement with the V Foundation Finalized

September 2018

Launch on Startengine

Meet Our Team



Chris Dyson

CEO, Founder and Visionary
Behind Localive

A father of 4 that grew more and more frustrated by not being able to see his kids games while working or at other kid's events and decided to do something about it. He has been responsible for building an incredible team that has enabled Localive to create a multi-staged, scalable and dynamic business model that is changing the way this content is captured, delivered, and shared. Corporately trained after graduating with a marketing degree from Northeastern University, Dyson has formed or served as key management in successful startups in the fitness, real estate, and business advisory industries over the last 20 years. He's currently resides in Bradenton, FL with his wife Carolyn (3 kids in college and one in high school) and leads Localive's strategic initiatives working closely with the company's team, key advisors, and strategic partners.



Lindsay Rielly

Marketing and Strategy

Oversees all marketing and branding initiatives, the strategic development of our gamification model and rewards programs, and works directly with our strategic partners and high-profile talent and sponsors Lindsay Rielly is the founder and president of Continuum Entertainment, a creative agency that specializes in talent management, content development, branding and event consultancy. A developer and producer for television and



Christopher Anderson

General Counsel

Born in Brooklyn, he grew up mostly in New York and New Jersey. He received his A.B. from Cornell University and his J.D. and M.P.A. from the University of Georgia. Christopher started his legal career by prosecuting bad guys accused of horrific sex crimes for the Bronx District Attorney's office. For the past decade his focus has been serving as general counsel to tech companies to and startups in tech based, content driven fields. Christopher is regularly



Gerry Coughlin

Advisor

Founder and Managing Partner of Oakpoint Advisors. Gerry was formerly the President of Vinik Asset Management, a multi-billion dollar equity long/short fund. He was directly responsible for Finance, Marketing, Operations, Trading and Technology, as well as being one of five members of the Management Committee. Gerry spent 20 years of his career at Morgan Stanley. He joined Morgan Stanley in 1989 in the Equity Controllers group,



Buster Posey

Advisor

6 time All Star, MVP and 3 time World Champion. Baseball superstar Buster Posey, along with his wife Kristen, are also champions off the field with their philanthropic efforts. Focused on raising money and awareness for pediatric cancer research, www.busterposeyofficial.com, the Posey's have partnered with Localive and the V Foundation whereby a % of proceeds from every Localive livestream will go directly to the Buster and film Rielly has become a recognizable force in the entertainment industry. Whether producing large scale events or navigating the careers of pop culture personalities, Lindsay has become the go-to brand consultant for businesses around the globe. Rielly graduated summa cum laude from the University of California, Los Angeles. She currently resides in Los Angeles when not chasing her basketball crazed son through various leagues and tournaments!

being invited to give talks to other lawyers about legal technology and practice management. Christopher enjoys snow skiing, oenology, quantum mechanics and astrophysics. He is a frequent, if not always enthusiastic, runner. He is conversational in Dutch and roots for the Netherlands during the World Cup.

working in New York, Tokyo, Singapore and Hong Kong. Gerry returned to New York in 2004 as a member of the Prime Brokerage Executive Committee, where he assumed responsibility for Capital Introductions and Business Consulting. He holds a BS in Finance with honors from Northeastern University and currently resides in Tampa with wife Nancy and their two kids.

Kristen Fund at the V Foundation. BP28.org



Jeff Berry
Advisor

Prominent sports agent and attorney has represented professional baseball players since 1998. https://en.m.wikipedia.org/wiki/Jeff_Berry_(baseball_agent) Jeff has been consistently recognized by Forbes Magazine as one of the top sports agents in the world. He is also a married father of 3 athletic minded children, and as a frequent business traveler, has been an early supporter, adopter and user of the Localive platform.



Russ McGeehan
Director: Southeast Region

Heading up our league and tournament in the Southeast region, Russ is a seasoned veteran of the LOCALIVE family. He has been on the board of directors at numerous Little League and travel ball organizations and when not coaching himself he can be found launching Localive programs with league directors, coaches, and parents on amateur ballfields and courts from Atlanta to Miami. Russ hails from Baltimore but has lived in Virginia, New York and now Miami. "No matter the place, sport or even outcome of the games themselves, the families and friends of the players are emotionally bonded with watching their children compete. The responses I get each day from parents who are experiencing LOCALIVE for the first time are overwhelming . Once introduced, it quickly becomes a regular part of their sports viewing process."

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Membership Units when the company raises $500,000 in a qualified equity financing

Maturity Date: 10/31/2020

Valuation Cap: $6,000,000

Discount Rate: 20%

Annual Interest Rate: 4%*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Localive
Corporate Address	1767 Lakewood Ranch Blvd, #225 Bradenton FL, 34211 United States
Description of Business	Introducing Localive, the world's first On-Order Livestreaming Platform. By accessing Localive, users create their own revenue generating HD quality livestreams of games and events from anywhere, at any time, and in real time without the need for costly infrastructure.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$300

What is a Convertible Note?

A convertible note offers you the right to receive Membership Units in Localive. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $6,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Membership Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding Membership Units of the Company as of immediately prior (on a fully diluted basis).

The 10% Bonus for StartEngine Shareholders

Localive will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 4.4% instead of 4%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company will not incur any irregular use of proceeds.

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Canadian investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

StartEngine // Localive

every moment matters

never miss one again

on-order livestreams

never miss an event

because you're working, traveling, too far away

be anywhere everywhere

at once

quick and easy setup

once a streamer accepts your request to film anyone can pay and watch with ease

never miss games, concerts, recitals

24 hrs of event replay or download and watch later

never miss out on life with localive ...don't miss a thing

how to use the app

part 1

ordering

download localive on the app store

open the app and choose "sign-up"

complete the three easy steps of the registration process

open the app and always choose "allow" when promoted for location services

its how you see events and games in your area

to place a new order for an event to be livestreamed

go to the bottom of the home screen and choose order an event fill out the required fields

the free option allows teams and leagues to place the event on localive at no charge, all viewers will pay $2.99

the 4.99 download option allows you to receive a full download of the completed event

select your chosen streamer Note all streamers must have localive

once the streamer has accepted, your request will be notified

your event is now on the localive platform

Part 2

jumping in

To jump-in to a live stream that has already been ordered

go to the home screen

find your game

and tap on it

complete the itunes app payment process

Part 3

streamer

to stream an event, choose switch to streamer from the home screen pull down menu

once in streamer mode you will see 3 categories on top

choose new requests, choose the event, hit accept.

when it is time to stream the game, go back into the streamer section

choose "accepted events"

choose the current event

when you are ready to start streaming you will tap on the red camera icon

tap the red circle when it is time to go live

the red live boxx will appear when the event is being streamed when finished, simply click on the red square

once you hit ok to end the stream, it cannot be re-established

never miss out on life with localive

localive don't miss a thing

download localive on the app store

follow us on social meda

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of units will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is	%%NAME_OF_ISSUER%%
accepted	By:
on %%TODAY%%.	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF


$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells its Membership Units to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Membership Units resulting in gross proceeds to the Company of at least $500,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Membership Units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding Membership Units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

> (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Membership Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Membership Units at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding Membership Units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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